650 Page Mill Road Palo Alto, CA 94304-1050 phone 650.493.9300 fax 650.493.6811 www.wsgr.com
August 3, 2009
VIA EDGAR TRANSMISSION
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549
     Re:     Schedule TO for Atmel Corporation
Ladies and Gentlemen:
     On behalf of Atmel Corporation, a Delaware corporation (the “Company”), we are hereby transmitting the Company’s Schedule TO, together with certain exhibits thereto (the “Schedule TO”), relating to the Company’s offer to exchange certain options to purchase shares of the Company’s common stock for restricted stock units (“RSUs”) or a combination of RSUs and options (the “Exchange Offer”). Please be advised that, prior to this filing, we have spoken to Nicholas P. Panos and Melissa Campbell Duru in the Office of Mergers and Acquisitions about the Exchange Offer. Accordingly, we hereby request that the Schedule TO be directed to Mr. Panos and Ms. Duru.
     If you should have any questions regarding the Schedule TO, please do not hesitate to call the undersigned at (650) 493-9300. We look forward to hearing from you soon.
Very truly yours,
WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation
/s/ John Aguirre
John Aguirre, Esq.
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